ZaZa Energy Corporation

1301 McKinney Street, Suite 2800

Houston, Texas 70170

December 5, 2014

VIA EDGAR
Mr. Parhaum J. Hamidi
Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             ZaZa Energy Corporation
Post-Effective Amendment No. 12 to Form S-1 on Form S-3
(File No. 333-184036)

Dear Mr. Hamidi:

Pursuant to Rule 461(a) promulgated under the Securities Act of 1933, as amended, ZaZa Energy Corporation (the “Registrant”), hereby requests that the effectiveness of the Post-Effective Amendment No. 12 to Form S-1 on Form S-3 (File No. 333-184036) (the “Registration Statement”) be accelerated so that the Registration Statement becomes effective at 2 p.m. Eastern Time, on December 9, 2014, or as soon thereafter as practicable.

The Registrants acknowledge that should the Securities and Exchange Commission (the “Commission”) or the Commission staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement, and the action of the Commission or the Commission staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement.  The Registrants also acknowledge that they may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

December 5, 2014

The undersigned respectfully requests that you notify the Registrant of the effectiveness of the Registration Statement by a telephone call to J. Mark Metts of Sidley Austin LLP, the Registrant’s outside counsel, at (713) 495-4501.

Very truly yours,

ZaZa Energy Corporation

By:	/s/ Paul F. Jansen
Paul F. Jansen
Chief Financial Officer,
and Chief Accounting Officer